UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: July 13, 2005

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7) :

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit 99.1

Report of the Condensed Consolidated Results of Operations for the first Quarterly Period Ended May 29, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.
(Registrant)

Date: July 13, 2005	By:	/s/ GRAHAM DAVID MCGREGOR-SMITH
	Name:	Graham David McGregor-Smith
	Title:	Manager

STRATUS TECHNOLOGIES INTERNATIONAL, S.á r.l .

INDEX TO THE REPORT OF THE CONDENSED CONSOLIDATED RESULTS OF OPERATIONS FOR THE QUARTERLY PERIOD ENDED MAY 29, 2005

STRATUS TECHNOLOGIES INTERNATIONAL, S.á r.l.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of May 29, 2005 and February 27, 2005 (Unaudited)

	May 29, 2005	February 27, 2005
	(In thousands, except per share amounts.)
ASSETS
Current assets:
Cash and cash equivalents	$27,365	$34,751
Accounts receivable, net of allowance for doubtful accounts of $859 and $755	56,437	60,577
Inventory	27,668	32,512
Prepaid expenses and other current assets	6,917	7,222

Total current assets	118,387	135,062
Property, plant and equipment, net	36,534	35,250
Intangible assets, net	21,230	22,898
Goodwill	4,394	4,412
Other assets	14,838	14,540

Total assets	$195,383	$212,162

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current liabilities:
Current portion of long-term debt	$959	$10,943
Accounts payable	14,519	15,903
Accrued expenses	34,875	40,298
Deferred revenue	50,616	49,741
Other current liabilities	6,655	7,437

Total current liabilities	107,624	124,322
Long-term debt	163,737	163,292
Embedded derivatives	4,705	3,620
Other liabilities	3,615	3,252

Total liabilities	279,681	294,486
Commitments and contingencies (Note 9)
Stockholder’s deficit:
Ordinary stock, $30 par value, 2,401 shares authorized, issued and outstanding	72,015	72,015
Additional paid-in capital	67,119	67,137
Deferred compensation	—	(20)
Accumulated deficit	(118,785)	(117,213)
Accumulated other comprehensive loss	(734)	(330)

	19,615	21,589
Preferred shares held in Parent, at cost, 4,938 shares	(58,700)	(58,700)
Ordinary shares held in Parent, at cost, 6,763 shares	(45,213)	(45,213)

Total stockholder’s deficit	(84,298)	(82,324)

Total liabilities and stockholder’s deficit	$195,383	$212,162

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the fiscal three-month periods ended May 29, 2005 and May, 30, 2004 (Unaudited)

	May 29, 2005	May 30, 2004
	(In thousands, except per share amounts.)
REVENUE
Product	$26,425	$27,957
Service	38,896	39,594

Total revenue	65,321	67,551

COST OF REVENUE
Product	15,253	17,955
Service	16,088	16,954
Amortization of intangibles	502	502

Total cost of revenue	31,843	35,411

Gross profit	33,478	32,140
OPERATING EXPENSES
Research and development	10,113	12,674
Sales, marketing, general and administrative	15,373	15,705
Amortization of intangibles	1,150	1,150
Restructuring charges	407	(10)

Total operating expenses	27,043	29,519

Profit from operations	6,435	2,621
Interest income	120	28
Interest expense	(5,710)	(5,272)
Other (expense), net	(1,823)	(947)

(Loss) before income taxes	(978)	(3,570)
Provision for income taxes	594	536

Net (loss)	$(1,572)	$(4,106)

Net (loss) per share:
Basic and diluted	$(0.65)	$(1.71)
Weighted average shares used to compute net (loss) per share:
Basic and diluted	2,401	2,401

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.á r.l.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

For the fiscal three-month period ended May 29, 2005 and May 30, 2004 (Unaudited)

	May 29, 2005	May 30, 2004
	(In thousands, except per share amounts)
OPERATING ACTIVITIES
Cash flows from operating activities:
Net loss	$(1,572)	$(4,106)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	5,660	6,243
Amortization of deferred financing costs	584	539
Amortization of debt discount	445	—
Change in fair value of embedded derivatives	1,085	—
Inventory reserve provision	1,369	1,102
Other non-cash adjustments	477	188
Changes in assets and liabilities
Accounts receivable	3,648	4,158
Inventory	(582)	1,266
Prepaid expenses and other current assets	206	(82)
Accounts payable	(1,251)	(4,657)
Accrued expenses	(5,142)	2,241
Deferred revenue	1,806	1,424
Other long-term assets and liabilities	(1,946)	830

Net cash provided by operating activities	4,787	9,146

INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	(2,350)	(2,210)
Capitalized software	—	(446)

Net cash used in investing activities	(2,350)	(2,656)

FINANCING ACTIVITIES
Cash flows from financing activities:
Deferred financing fees	—	(758)
Decrease in cash overdraft	—	(796)
Payments on debt	(9,952)	(470)

Net cash used in financing activities	(9,952)	(2,024)
Effect of exchange rate changes on cash	129	81

Net increase (decrease) in cash and cash equivalents	(7,386)	4,547
Cash and cash equivalents at beginning of period	34,751	23,098

Cash and cash equivalents at end of period	$27,365	$27,645

The accompanying notes are an integral part of these consolidated financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

NOTE 1 – BASIS OF PRESENTATION

(a) Organization

Stratus Technologies International, S.à r.l. (“Stratus S.à r.l.” or “the Company”) is a global provider of fault tolerant computers and related services. When used in these notes, the terms “the Company”, “we”, “our”, and “us” refer to Stratus Technologies International, S.à r.l. and its consolidated subsidiaries, unless otherwise specified. Stratus S.à r.l. is a wholly-owned subsidiary of Stratus Technologies Group, S.A. (“Stratus SA” or the “Parent”).

(b) Basis of Presentation and Principles of Consolidation

The accompanying condensed consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, adjustments (consisting solely of normal recurring items) necessary for a fair presentation of the results for the periods presented have been included. Results for interim periods should not be considered indicative of results for a full year. The financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included in the Company’s 2005 Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 27, 2005 (“the 2005 Form 20-F”).

The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February. The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

(c) Restricted Cash

As of May 29, 2005, the Company had $972 and $1,257 of restricted cash included in cash and other assets, respectively. As of February 27, 2005, $1,009 of restricted cash was included in cash.

(d) Recent pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4 (“SFAS No. 151”). SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and specifies the accounting for the allocation of fixed production overhead costs. SFAS No. 151 is effective for the Company beginning on February 27, 2006. The Company does not expect the adoption of SFAS No. 151 to have a material impact on its financial position or results of operations.

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS No. 123(R) specifies that companies must use an option-pricing model to estimate fair value, although it does not specifically require the use of a particular model. Under SFAS No. 123(R), the pro forma disclosure will no longer be available to companies as an alternative to financial statement recognition. Nonpublic companies, including Stratus S.à r.l., will be required to adopt the new statement at the beginning of the first annual period after December 15, 2005 and therefore it will be effective for the Company in Fiscal Year 2007 (beginning on February 27, 2006). As a nonpublic company, the Company intends to apply a prospective transaction method under SFAS No. 123(R), continuing to account for any portion of awards that have not been vested by the date that SFAS No. 123(R) is adopted using accounting principles originally applied to these awards. Accordingly, under the prospective method SFAS No. 123(R) would be applied only to new awards and to awards modified, repurchased or cancelled after the effective date. The Company, which currently accounts for its stock-based compensation under APB 25 and discloses the pro forma effect of the fair value recognition provisions of Statement 123, anticipates that the adoption of SFAS No. 123(R) will have an impact on its results of operations.

In December 2004, the FASB issued FASB Statement No. 153, Exchange of Nonmonetary Assets, an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions (“SFAS No. 153”). SFAS No. 153 is based on the principle that exchange of nonmonetary assets should be measured based on the fair market value of the assets exchanged. SFAS No. 153 eliminates the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for the Company beginning on February 27, 2006. The Company is currently evaluating the provisions of SFAS No. 153 and does not believe that its adoption will have a material impact on its financial position or results of operations.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

The FASB has issued two FASB Staff Positions (“FSP”) that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 (“AJCA”) that was signed into law on October 22, 2004. The AJCA allows for temporary dividend deductions equal to 85% of cash dividends received during the tax year from controlled corporations and invested in the United States. The result of this legislation could affect how companies report their deferred tax balances. The first FSP (FSP 109-1) concludes that the tax relief from this legislation should be accounted for as a “special deduction” instead of a tax rate reduction. The second FSP (FSP 109-2) gives a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109, Accounting for Income Taxes. The Company has not yet completed its evaluation of the provisions of the AJCA. The Company does not expect the repatriation of foreign earnings to have a material effect on the Company’s consolidated financial statements. The Company has no current plans to utilize the repatriation provision available under the AJCA at this time.

NOTE 2 - INVENTORY

The Company currently provides two lines of fault-tolerant servers, the Continuum system family and the ftServer system family. In the first quarter of fiscal 2006, the Company completed its line of product offerings for the ftServer V-Series, which was first made available for sale in the second fiscal quarter of 2005, containing the Company’s proprietary Virtual Operating System (“VOS”). The V-Series provides a migration path for Continuum system customers requiring a more robust, competitive, hardware platform based on standard industry components for use with VOS. In addition, the Company has initiated strategies designed to encourage customers to migrate from the older Continuum product lines to newer Continuum or V-Series platforms. As a result, the Company has determined, consistent with other material classified as spares, that material previously classified as inventory for the older Continuum and pre-Continuum product lines is also more appropriately included in fixed assets as spares, since the primary purpose of this material will be to service the installed base, rather than to produce systems to be sold. The impact of this reclassification as of February 28, 2005 (the beginning of the first quarter of 2006) was $3,781 resulting in a reduction of inventory and an increase to fixed assets. This amount will be depreciated over four years, consistent with the Company’s spare parts accounting policy. The accompanying Condensed Consolidated Statement of Operations includes a non-cash charge of approximately $236 in cost of sales related to this depreciation for the quarter ended May 29, 2005.

The components of inventory, including the effect of the reclassification discussed above, were as follows:

	May 29, 2005	February 27, 2005
Parts and assemblies	$14,977	$19,491
Work-in-process	768	869
Finished products	11,923	12,152

Total inventory	$27,668	$32,512

NOTE 3 - STOCK PLANS

The Company’s capitalization includes authorization for the issuance of stock options for the purchase of shares of the Parent’s ordinary stock to employees, management, directors or consultants of its direct and indirect subsidiaries under the Stratus Technologies, Inc. Stock Incentive Plan. The Company accounts for stock-based compensation granted to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The fair value of options granted to employees is disclosed in accordance with SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure an Amendment of SFAS No. 123, and SFAS No. 123.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

The following table illustrates the effect, net of tax effect, on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Three Months Ended
	May 29, 2005	May 30, 2004
Net (loss), as reported	$(1,572)	$(4,106)
Add: Stock-based employee compensation expense recognized	1	73
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(160)	(537)

Pro forma net loss	$(1,731)	$(4,570)

Basic and diluted loss per share: As reported	$(0.65)	$(1.71)
Pro forma	$(0.72)	$(1.90)

NOTE 4 - NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is calculated using the weighted-average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted-average number of ordinary shares outstanding during the period, plus the dilutive effect of potential ordinary shares. The Company had no potentially dilutive ordinary shares during the three months ended May 29, 2005 and May 30, 2004.

NOTE 5 - WARRANTY

The Company warrants that its products will perform in all material respects in accordance with the Company’s standard published specifications in effect at the time of delivery of the products to the customer. The Company offers product warranties typically ranging from 30 days to 1 year. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, whether the units are covered by service contracts, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company’s product warranty liability, which is included in accrued expenses in the Condensed Consolidated Balance Sheet, are as follows:

	Three Months Ended
	May 29, 2005	May 30, 2004
Balance at beginning of fiscal period	$410	$556
Current period accrual	147	74
Amounts charged to the accrual	(126)	(154)

Balance at end of fiscal period	$431	$476

NOTE 6 – RESTRUCTURING, ASSET IMPAIRMENT AND OTHER CHARGES

The Company implemented restructuring programs to reduce expenses and to align its operations and cost structure with its strategic direction and market conditions in fiscal 2005 and 2004.

During the first quarter of fiscal 2006, the Company recorded an additional charge of $289 related to severance and fringe benefits and a charge of $311 related to lease termination and legal expenses with respect to the restructuring program announced in January 2005. In addition, the Company recorded a $(193) adjustment, primarily related to its estimates of severance related costs at certain foreign subsidiaries.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

The following table summarizes the activity related to the restructuring liability during the first three months of fiscal 2006 and fiscal 2005, respectively:

	Severance and fringe benefits	Excess facility charges and other exit cost	Total
Restructuring liability at February 29, 2004	$—	$90	$90
Restructuring charge	—	—	—
Revisions	—	(10)	(10)
Cash payments	—	(25)	(25)

Restructuring liability at May 30, 2004	$—	$55	$55

Restructuring liability at February 27, 2005	$10,071	$210	$10,281
Restructuring charge	289	311	600
Revisions	(197)	4	(193)
Cash payments	(5,334)	(288)	(5,622)

Restructuring liability at May 29, 2005	$4,829	$237	$5,066

The remaining balance at May 29, 2005 is expected to be fully utilized by the end of fiscal 2006.

NOTE 7 – INCOME TAXES

The effective tax rate of 60.7% for the first three months of fiscal 2006 and 15.0% for the same period in fiscal 2005 was higher than the statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not benefiting from taxable losses realized in the U.S. and certain other foreign jurisdictions.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. The Company is currently undergoing a routine examination of the income tax returns of a subsidiary in a foreign jurisdiction. The outcome of this examination cannot be determined at this time since fieldwork was not complete at the time of this filing. The Company anticipates that the examination may be completed during fiscal 2006. Unfavorable settlement of any particular issue would require the use of cash. Favorable resolution would result in a reduction of the Company’s effective tax rate in the quarter of resolution. Any additional impact of the Company’s liability for income taxes cannot presently be determined; however the Company believes its accrued income tax liabilities are adequate.

NOTE 8 – DEBT

Debt consists of the following:

	May 29, 2005	February 27, 2005
New Senior Notes	$170,000	$170,000
Note payable to Lucent Technologies	—	9,450
Euro loan on R&D facility in Ireland	959	1,493

Total debt	170,959	180,943
Unamortized debt discount	(6,263)	(6,708)

Total long-term debt	$164,696	$174,235

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

On September 3, 2004, Stratus, Inc. consummated an exchange offer, in which $170,000 principal amount of 10.375% Senior Notes, issued on November 18, 2003 (the “Old Senior Notes”) were exchanged for new 10.375% Senior Notes (the “New Senior Notes”), Upon the effective date of the registration of the New Senior Notes on September 3, 2004, pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, certain redemption and change of control features are considered embedded derivatives and the value of which have been included in non-current other liabilities. As of May 29, 2005 and February 27, 2005, the fair value of the embedded derivatives was approximately $4,705 and $3,620, respectively. The change in the fair market value of the embedded derivatives of $1,085 was included in other expense for the three months ended May 29, 2005.

On November 18, 2003 the Company entered into a $30,000 collateralized revolving credit facility with a maturity date of November 19, 2007 (the “Revolving Credit Facility”). No amounts were outstanding on this facility; however, there were $1,100 of outstanding letters of credit applied against this facility as of May 29, 2005 and February 27, 2005.

On April 29, 2005, the Company’s wholly-owned subsidiary Cemprus LLC made a principal payment of $9,450 and a final interest payment of $945 to Lucent Technologies, Inc., fulfilling its obligations under the $9,450 note assumed in connection with the Stratus Technologies, Inc. acquisition of Cemprus LLC in February 2003.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

During the quarter ended May 29, 2005, in connection with the Company’s restructuring program announced in January 2005, a group of employees of Stratus Technology Ireland Ltd. were transferred to and became employees of a newly-formed and wholly independent company, Telemed Technology Ltd. (“Telemed”). The Company entered into an agreement with Telemed for certain engineering services to be performed over a two year period, representing a commitment of approximately $4,800 of which $111 was expensed during the three months ended May 29, 2005. In addition the Company agreed to provide for severance costs up to approximately $1,257 in the event of any involuntary termination actions, involving any of the transferred employees, occurring over the next two years.

NOTE 10 – COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income (loss), net of tax, were as follows:

	Three Months Ended
	May 29, 2005	May 30, 2004
Net (loss)	$(1,572)	$(4,106)
Other comprehensive income (loss), net of tax:
Foreign currency translation	(391)	(203)
Unrealized gain on available for sale securities	(13)	16

Total comprehensive (loss)	$(1,976)	$(4,293)

NOTE 11 - SEGMENT INFORMATION

During the fourth quarter of 2005, the Company significantly reorganized and restructured, as briefly described in Note 6 and more completely in the Company’s 2005 Annual Report on Form 20-F. These actions were intended to support the Company’s desire to provide products and services seamlessly to its customers in response to customers’ expectations of their technology vendors. The Company reorganized largely along functional lines to support this change, since the products and services management structure

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

previously employed by the Company no longer aligned with its strategic direction. As a result, the Company has determined that for fiscal 2006, it does not have any components of its business that meet the operating segment or reportable segment criteria defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information and operates in one reportable segment.

NOTE 12–SUBSEQUENT EVENT

On July 7, 2005, the Company’s wholly-owned subsidiary, Stratus Technologies Inc., sold all of the capital stock of its wholly-owned subsidiary, Stratus Technologies, Mexico, S.A. de C.V. for $650. In conjunction with this transaction, the Company’s wholly-owned subsidiary, Stratus Technologies Ireland Ltd., also entered into a Master Product Distribution and Services Agreement, under which the buyer of the stock was appointed as a reseller of the Company’s products and a provider of maintenance services. Stratus Technologies Ireland Ltd. also granted the buyer a two year royalty-bearing trademark license pursuant to a trademark license agreement in exchange for $300, which will be paid over two years.

NOTE 13–CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

The Company and the Company’s subsidiaries, Stratus Equity S.à r.l., SRA Technologies Cyprus Limited, Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Ltd., Cemprus Technologies, Inc. and Cemprus, LLC (“Subsidiary Guarantors”) have fully and unconditionally guaranteed on a joint and several basis, the obligation to pay principal and interest with respect to the $170,000 aggregate principal amount of New Senior Notes issued by Stratus, Inc. Under certain circumstances, contractual and legal restrictions, as well as financial condition and operating requirements of the Company and its subsidiaries, could limit Stratus, Inc’s ability to obtain cash for the purpose of meeting the debt service obligations, including payment of principal and interest on the New Senior Notes. The holders of the New Senior Notes are direct creditors of Stratus, Inc., the Company and the Company’s principal direct subsidiaries by virtue of the guarantees. The Company has indirect subsidiaries located primarily in Europe and Asia (“Non-Guarantor Subsidiaries” that are not included among the Guarantor Subsidiaries, and such subsidiaries will not be obligated with respect to the New Senior Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Company, including the holders of the New Senior Notes.

Supplemental condensed consolidating financial information is presented below.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

CONDENSED CONSOLIDATING BALANCE SHEETS (Unaudited)

As of May 29, 2005

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$103	$2,378	$17,312	$7,572	$—	$27,365
Accounts receivable, net	—	66,218	34,256	16,864	(60,901)	56,437
Receivable from Parent	—	1,372	190	1,076	(2,638)	—
Inventory	62	18,422	6,651	22,949	(20,416)	27,668
Prepaid expenses and other current assets	—	2,077	979	3,852	9	6,917

Total current assets	165	90,467	59,388	52,313	(83,946)	118,387
Property, plant and equipment, net	—	27,642	9,232	3,204	(3,544)	36,534
Intangible assets, net	—	551	20,679	—	—	21,230
Goodwill	926	1,215	1,564	689	—	4,394
Long-term intercompany receivable	56,178	103,125	20,000	—	(179,303)	—
Investment in subsidiaries	(956)	18,304	5,867	—	(23,215)	—
Other assets	—	6,121	5,702	3,015	—	14,838

Total assets	$56,313	$247,425	$122,432	$59,221	$(290,008)	$195,383

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$—	$959	$—	$—	$959
Accounts payable	22,645	4,111	40,774	7,893	(60,904)	14,519
Accrued expenses	2,826	20,579	3,470	7,999	1	34,875
Deferred revenue	222	2,636	31,090	16,668	—	50,616
Other current liabilities	3,348	4,768	738	547	(2,746)	6,655

Total current liabilities	29,041	32,094	77,031	33,107	(63,649)	107,624
Long-term debt	—	163,737	—	—	—	163,737
Long-term intercompany payable	38,125	—	140,558	620	(179,303)	—
Embedded derivatives	—	4,705	—	—	—	4,705
Other liabilities	—	1,331	2,284	—	—	3,615

Total liabilities	67,166	201,867	219,873	33,727	(242,952)	279,681
Stockholder’s equity (deficit):
Ordinary stock	72,015	20,000	2,394	9,328	(31,722)	72,015
Additional paid-in capital	35,000	46,541	29,964	7,542	(51,928)	67,119
Deferred compensation	—	—	—	—	—	0
Accumulated deficit	(117,833)	(20,972)	(25,894)	9,332	36,582	(118,785)
Accumulated other comprehensive loss	—	(11)	(27)	(708)	12	(734)
Preferred shares held in Parent (Stratus SA)	—	—	(58,700)	—	—	(58,700)
Ordinary shares held in Parent (Stratus SA)	(35)	—	(45,178)	—	—	(45,213)

Total stockholder’s equity (deficit)	(10,853)	45,558	(97,441)	25,494	(47,056)	(84,298)

Total liabilities and stockholder’s equity (deficit)	$56,313	$247,425	$122,432	$59,221	$(290,008)	$195,383

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

CONDENSED CONSOLIDATING BALANCE SHEETS

As of February 27, 2005

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$1,066	$2,402	$24,081	$7,202	$—	$34,751
Accounts receivable, net	(7)	64,123	32,804	21,137	(57,480)	60,577
Receivable from Parent	—	1,372	—	1,073	(2,445)	—
Inventory	62	19,721	5,621	22,690	(15,582)	32,512
Prepaid expenses and other current assets	—	2,264	209	4,752	(3)	7,222

Total current assets	1,121	89,882	62,715	56,854	(75,510)	135,062
Property, plant and equipment, net	—	26,097	9,487	3,815	(4,149)	35,250
Intangible assets, net	—	666	22,232	—	—	22,898
Goodwill	926	1,215	1,564	707	—	4,412
Long-term intercompany receivable	56,190	103,125	20,000	—	(179,315)	—
Investment in subsidiaries	116	19,455	5,861	—	(25,432)	—
Other assets	—	6,634	4,805	3,101	—	14,540

Total assets	$58,353	$247,074	$126,664	$64,477	$(284,406)	$212,162

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$—	$10,943	$—	$—	$10,943
Accounts payable	22,947	4,860	41,046	4,532	(57,482)	15,903
Accrued expenses	2,878	20,884	5,658	10,848	30	40,298
Deferred revenue	222	1,617	28,391	19,511	—	49,741
Other current liabilities	3,143	5,072	671	996	(2,445)	7,437

Total current liabilities	29,190	32,433	86,709	35,887	(59,897)	124,322
Long-term debt	—	163,292	—	—	—	163,292
Long-term intercompany payable	38,125	—	140,558	632	(179,315)	—
Embedded derivatives	—	3,620	—	—	—	3,620
Other liabilities	—	1,331	1,921	—	—	3,252

Total liabilities	67,315	200,676	229,188	36,519	(239,212)	294,486
Stockholder’s equity (deficit):
Ordinary stock	72,015	20,000	2,377	9,328	(31,705)	72,015
Additional paid-in capital	35,000	46,561	29,964	9,028	(53,416)	67,137
Deferred compensation	—	(20)	—	—	—	(20)
Accumulated deficit	(115,942)	(20,133)	(30,960)	9,907	39,915	(117,213)
Accumulated other comprehensive loss	—	(10)	(27)	(305)	12	(330)
Preferred shares held in Parent (Stratus SA)	—	—	(58,700)	—	—	(58,700)
Ordinary shares held in Parent (Stratus SA)	(35)	—	(45,178)	—	—	(45,213)

Total stockholder’s equity (deficit)	(8,962)	46,398	(102,524)	27,958	(45,194)	(82,324)

Total liabilities and stockholder’s equity (deficit)	$58,353	$247,074	$126,664	$64,477	$(284,406)	$212,162

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS (Unaudited)

For the fiscal three-month period ended May 29, 2005

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(dollars in thousands)
REVENUE
Product	$—	$6,599	$17,792	$18,054	$(16,020)	$26,425
Service	—	5,392	36,506	10,385	(13,387)	38,896
Intercompany revenue	—	15,400	1,485	1,356	(18,241)	—

Total revenue	—	27,391	55,783	29,795	(47,648)	65,321

Product	—	3,064	10,789	12,584	(11,184)	15,253
Service	—	5,338	13,611	10,823	(13,684)	16,088
Intercompany cost of revenue	—	—	17,407	464	(17,871)	—
Amortization of intangibles	—	—	502	—	—	502

Total cost of revenue	—	8,402	42,309	23,871	(42,739)	31,843

Gross profit	—	18,989	13,474	5,924	(4,909)	33,478
Research and development	—	9,168	1,423	—	(478)	10,113
Sales, marketing, general and administrative	58	9,711	83	5,670	(149)	15,373
Amortization of intangibles	—	—	1,150	—	—	1,150
Restructuring charges	—	—	407	—	—	407

Total operating expenses	58	18,879	3,063	5,670	(627)	27,043

Profit (loss) from operations	(58)	110	10,411	254	(4,282)	6,435
Interest income	5	13	85	17	—	120
Interest expense	—	(5,282)	(424)	(4)	—	(5,710)
Interest income (expense), intercompany	(682)	2,615	(1,926)	(7)	—	—
Other income (expense), net	(8)	(1,456)	(380)	(30)	51	(1,823)
Other income (expense), intercompany	—	2,857	(2,396)	842	(1,303)	—

Profit (loss) before income taxes	(743)	(1,143)	5,370	1,072	(5,534)	(978)
Provision (benefit) for income taxes	3	33	295	426	(163)	594
Equity in profit(loss) in subsidiaries	(1,126)	646	—	—	480	—

Net income (loss)	$(1,872)	$(530)	$5,075	$646	$(4,891)	$(1,572)

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS (Unaudited)

For the fiscal three-month period ended May 30, 2004

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(dollars in thousands)
REVENUE
Product	$—	$10,266	$18,890	$12,213	$(13,412)	$27,957
Service	—	7,731	36,747	11,398	(16,282)	39,594
Intercompany revenue	—	17,711	(13)	1,128	(18,826)	—

Total revenue	—	35,708	55,624	24,739	(48,520)	67,551

Product	(10)	7,090	15,252	8,865	(13,242)	17,955
Service	—	7,260	16,496	10,827	(17,629)	16,954
Intercompany cost of revenue	—	—	18,080	537	(18,617)	—
Amortization of intangibles	—	—	502	—	—	502

Total cost of revenue	(10)	14,350	50,330	20,229	(49,488)	35,411

Gross profit	10	21,358	5,294	4,510	968	32,140
OPERATING EXPENSES
Research and development	—	10,512	2,253	—	(91)	12,674
Sales, marketing, general and administrative	289	9,591	57	6,028	(260)	15,705
Amortization of intangibles	—	—	1,150	—	—	1,150
Restructuring charges	—	(10)	—	—	—	(10)

Total operating expenses	289	20,093	3,460	6,028	(351)	29,519

Profit (loss) from operations	(279)	1,265	1,834	(1,518)	1,319	2,621
Interest income	—	2	14	12	—	28
Interest expense	—	(4,776)	(484)	(12)	—	(5,272)
Interest income (expense), intercompany	(683)	2,643	(1,953)	(7)	—	—
Other income (expense), net	(81)	(341)	(590)	27	38	(947)
Other income (expense), intercompany	—	—	(2,152)	2,152	—	—

Profit (loss) before income taxes	(1,043)	(1,207)	(3,331)	654	1,357	(3,570)
Provision (benefit) for income taxes	—	48	219	303	(34)	536
Equity in profit(loss) in subsidiaries	(3,063)	351	—	—	2,712	—

Net income (loss)	$(4,106)	$(904)	$(3,550)	$351	$4,103	$(4,106)

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS (Unaudited)

For the fiscal three-month period ended May 29, 2005

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(dollars in thousands)
OPERATING ACTIVITIES
Cash flows from operating activities:
Net income (loss)	$(1,872)	$(530)	$5,075	$646	$(4,891)	$(1,572)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	3,986	2,045	559	(930)	5,660
Amortization of deferred financing costs	—	330	254	—	—	584
Amortization of debt discount	—	445	—	—	—	445
Change in fair value of embedded derivatives	—	1,085	—	—	—	1,085
Inventory reserve provision	—	1,338	129	(74)	(24)	1,369
Other non-cash adjustments	—	477	—	—	—	477
Equity in profit (loss) subsidiaries	1,126	(646)	—	—	(480)	—
Changes in assets and liabilities	(160)	(6,032)	(4,286)	942	6,275	(3,261)

Net cash provided by (used in) operating activities	(906)	453	3,217	2,073	(50)	4,787

INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	—	(2,279)	(19)	(379)	327	(2,350)
Other long-term assets	(57)	1,802	—	—	(1,745)	—

Net cash used in investing activities	(57)	(477)	(19)	(379)	(1,418)	(2,350)

FINANCING ACTIVITIES
Cash flows from financing activities:
Issuance of ordinary stock	—	—	18	(1,486)	1,468	—
Payments on debt	—	—	(9,952)	—	—	(9,952)

Net cash used in financing activities	—	—	(9,934)	(1,486)	1,468	(9,952)
Effect of exchange rate changes on cash	—	—	(33)	162	—	129

Net increase (decrease) in cash and cash equivalents	(963)	(24)	(6,769)	370	—	(7,386)
Cash and cash equivalents at beginning of period	1,066	2,402	24,081	7,202	—	34,751

Cash and cash equivalents at end of period	$103	$2,378	$17,312	$7,572	$—	$27,365

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(Unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS (Unaudited)

For the fiscal three-month period ended May 30, 2004

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(dollars in thousands)
OPERATING ACTIVITIES
Cash flows from operating activities:
Net income (loss)	$(4,106)	$(904)	$(3,550)	$351	4,103	$(4,106)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	4,345	2,058	1,072	(1,232)	6,243
Amortization of deferred financing costs	—	318	221	—	—	539
Inventory reserve provision	(10)	1,655	(237)	(49)	(257)	1,102
Other non-cash adjustments	—	704	(75)	17	(458)	188
Equity in profit (loss) subsidiaries	3,063	(351)	—	—	(2,712)	—
Changes in assets and liabilities	986	(1,763)	6,431	(581)	107	5,180

Net cash provided by (used in) operating activities	(67)	4,004	4,848	810	(449)	9,146

INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	—	(2,431)	(80)	(148)	449	(2,210)
Capitalized software	—	—	(446)	—	—	(446)

Net cash used in investing activities	—	(2,431)	(526)	(148)	449	(2,656)

FINANCING ACTIVITIES
Cash flows from financing activities:
Deferred financing fees	—	(758)	—	—	—	(758)
Decrease in cash over draft	—	(796)	—	—	—	(796)
Payments on long-term debt	—	—	(470)	—	—	(470)

Net cash used in financing activities	—	(1,554)	(470)	—	—	(2,024)
Effect of exchange rate changes on cash	—	—	(132)	213	—	81

Net increase (decrease) in cash and cash equivalents	(67)	19	3,720	875	—	4,547
Cash and cash equivalents at beginning of period	186	193	17,120	5,599	—	23,098

Cash and cash equivalents at end of period	$119	$212	$20,840	$6,474	—	$27,645

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Item 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Stratus Technologies International, S.à r.l. (“Stratus S.à r.l.” or “the Company”) is a wholly-owned subsidiary of Stratus Technologies Group, S.A. (“Stratus SA” or the “Parent”). The terms “the Company”, “we”, “our” and “us” refer to Stratus Technologies International, S.à r.l. and its consolidated subsidiaries, unless otherwise specified.

The following discussion and analysis by management of our operating and financial results should be read in conjunction with our consolidated financial statements. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth below. Our consolidated financial statements and the financial information discussed below have been prepared in accordance with accounting principles generally accepted in the United States. Immaterial differences between numbers contained in the tables and in our unaudited financial statements are due to rounding.

Statements contained in this section which are not historical statements constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Generally, the words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “project”, “seek”, “continue”, “will”, “may”, “could” and similar expressions identify forward-looking statements. Although we believe that the plans, intentions and expectations reflected in such statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to:

•	the continued acceptance of our products by the market;

•	our ability to enter into new service agreements and to retain customers under existing service contracts;

•	our ability to source quality components and key technologies without interruption and at acceptable prices;

•	our reliance on sole source manufacturers and suppliers;

•	the presence of existing competitors and the emergence of new competitors;

•	our financial condition and liquidity and our leverage and debt service obligations;

•	economic conditions globally and in our most important markets;

•	developments in the fault-tolerant and high-availability server markets;

•	claims by third parties that we infringe upon their intellectual property rights;

•	our success in adequately protecting our intellectual property rights;

•	our success in maintaining efficient manufacturing and logistics operations;

•	our ability to recruit, retain and develop appropriately skilled employees;

•	exposure for systems and service failures;

•	fluctuations in exchange rates;

•	current risks of terrorist activity and acts of war; and

•	the impact of changes in policies, laws, regulations or practices of foreign governments on our international operations.

Current information in this quarterly report has been updated to May 29, 2005, and Stratus undertakes no duty to further update this information. All other information contained herein is presented as of the specific date noted and has not been updated since that time.

The foregoing list of important factors is not all-inclusive.

Overview

We are a global provider of fault-tolerant computer servers, technologies and services, with more than 25 years of experience focused in the fault-tolerant server market. Our servers provide high levels of reliability relative to the server industry, delivering 99.999% uptime or better (equivalent to less than 5 minutes of downtime annually in continuous operation). Our customers, who include some of the most recognizable companies in the world, purchase Stratus servers and support services for their critical computer-based operations.

We currently provide two lines of fault-tolerant servers, the Continuum® system family and the ftServer® system family, each of which is supported by a technologically advanced worldwide service offering.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

•	Product revenue consists primarily of revenue generated from the sale of our servers, which include our proprietary and other operating systems. In fiscal 2002, we launched our ftServer systems. We expect our future product revenue growth largely to derive from sales of ftServer systems, which support the Microsoft Windows® operating system, Linux operating system and our own proprietary VOS® operating system. In the first half of fiscal 2005 we introduced the ftServer T-Series, which is our fault tolerant server for the telecommunications market and uses Linux as the operating system. In addition, we continue to generate product sales from our installed base. With the successful porting of our proprietary VOS® operating system to the ftServer (“ftServer V-Series”) in the second quarter of fiscal 2005 we now have a migration path that enables our Continuum system customers to leverage their investments in their applications written on VOS and continue to achieve performance improvements as their businesses grow. We believe our ftServer V-Series systems will also extend the longevity and revenue-producing capacity of our Continuum system customer base. The ftServer V-Series product has been well accepted by many of our Continuum system customers. We have experienced a decline in the number of units sold and the revenue generated from sales of Continuum systems over the last three fiscal years. We believe that several key factors have contributed to this decline, including the emergence of newer and more competitive high-availability server products, the proprietary nature of the operating systems running on the Continuum systems, migration of Continuum customers to the V-Series and a shift in our business focus to sales of ftServer systems. Although we intend to leverage our current base of Continuum system customers through add-on sales, our growth plans are focused on the promotion and sale of ftServer systems. As these lower-cost servers generate lower margin dollars per unit than our Continuum systems, we will need to increase our market penetration in order to increase our profitability.

•	Service revenue consists of revenue primarily generated from our customer support activities, which consist of maintenance contracts for which revenue typically is recognized ratably over the contractual period, one-time services such as parts repair, billable time and materials activities, and installation, education and professional consulting services. In the first three months of fiscal 2006, over 96% of Continuum server sales and 83% of ftServer system sales included service contracts. Our systems tend to remain under service and in operation for long periods of time, historically resulting in a predictable service revenue stream. As our sales focus shifts to the lower-priced ftServer systems with correspondingly lower-priced service offerings, we intend to seek new sources of service revenue by increasing the breadth and scope of our service offerings, containing or reducing costs and leveraging our existing service infrastructure to support all of our product lines.

The table set forth below shows our consolidated revenue for each of our product lines and our service offering:

	Three Months Ended
	May 29, 2005	May 30, 2004
	(dollars in millions)
Continuum products	$9.7	$15.1
FtServer products	16.7	12.8

Total product revenue	26.4	27.9
Service revenue	38.9	39.6

Total revenue	$65.3	$67.5

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Critical Accounting Policies

There have been no significant changes to our critical accounting policies as disclosed in our latest annual report for the fiscal year ended February 27, 2005.

Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenue and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following are some of the more critical accounting policies and related judgments and estimates used in the preparation of consolidated financial statements.

Revenue Recognition

The Company sells its products and services to end users, resellers, and original equipment manufacturers. The Company’s products are integrated with software that is essential to the functionality of the equipment. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, Software Revenue Recognition, and all related interpretations. The Company’s transactions frequently include the sale of products and services under multiple element arrangements.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the fee is fixed or determinable, and collection is probable. The Company uses the residual method to allocate revenue when a transaction includes one or more elements to be delivered and vendor specific objective evidence (“VSOE”) of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. VSOE is based on the fee charged when these elements are sold separately. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of all elements occurs or when fair value can be established. Arrangements with customers generally include standard acceptance provisions that provide the customer with typically ten to fifteen days to notify the Company that delivered product does not conform to our standard published specifications. Customers may not cancel orders due to non-acceptance. Arrangements do not generally include subjective or other provisions involving acceptance over and above the published specifications. If a customer arrangement includes such an acceptance provision, revenue recognition occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

Transactions may include trade-in rights, upgrade rights or other related provisions. Revenue recognition on transactions involving trade-in or upgrade rights is deferred until such rights have lapsed or the original product has been returned and/or the related products have been delivered and all other revenue recognition criteria have been met. For coupons and specified future discounts, the related amount is deferred until such rights have lapsed or the related products have been delivered.

When product is sold together with services, product revenue is recognized upon delivery, provided that (1) the above criteria have been met, (2) payment for product is not dependent upon the performance of the services, and (3) the services do not involve significant customization, implementation, or integration of the product and are not essential to the functionality of the product that was delivered. If services involve significant customization, implementation or integration, revenue for the services and the related product is generally recognized as the services are performed using the percentage of completion method. Estimates of total labor hours required to perform the related services and actual labor hours pertaining to the related services incurred during a period and to date are used in applying the percentage of completion method. If customer acceptance is uncertain at the outset of the arrangement, revenue for services and the related product is recognized under the completed contract method. Significant judgment is required to determine whether customer acceptance is uncertain at the outset of the arrangement. The Company considers the following factors in making this determination: the Company’s history with similar arrangements, the Company’s history with the customer, the level of risk involved in integrating the product into the customer’s IT environment, the customers participation in the endeavor, and the economic penalty the customer could face if the product and payment terms were not accepted.

If the fee due from the customer is not fixed or determinable, revenue is recognized as payment is due from the customer, assuming all other revenue recognition criteria have been met. At the time of the transaction, the Company assesses whether the fee associated with the revenue transaction is fixed or determinable and whether or not collection is probable. The fee is considered fixed or determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after the normal payment terms, which are usually 30 to 90 days from invoice date, depending upon the region, the fee is generally deemed as not fixed or determinable. In these cases, revenue is recognized as the fees become due. Collection is assessed based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

collateral from its customers. If it is determined that collection of a fee is not probable, associated revenue is deferred and recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit has been put in place.

Revenue for arrangements with resellers is generally recognized when the Company delivers product as designated by the reseller and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. If the Company continues to participate in sales to the end user, revenue is deferred and recognized when product is sold through to the end user based on evidence from the reseller provided all other revenue recognition criteria have been met (“sell through”). This is typically the case in Europe and, accordingly, transactions with resellers in Europe are recognized upon sell through. This is not the case in Japan where the Company deals exclusively with the reseller and has no involvement with the end user. Sales with resellers in other geographies are evaluated on a case-by-case basis. In Japan the reseller may from time to time order product and request that Stratus hold the product pending final delivery instructions. In these instances the Company maintains risk of loss while the product is being held and revenue is deferred until delivery is made to the reseller or the end user as instructed. Additionally, in some reseller transactions in Japan title does not pass until product acceptance by the customer; accordingly revenue recognition for these transactions is delayed until evidence of product acceptance is received. On a limited basis when the Company provides a reseller with stock rotation rights or any other return rights, revenue is deferred until the rights have lapsed.

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year. Maintenance and support services include telephone support, remote network monitoring, advance parts exchange and unspecified rights to product upgrades and enhancements. VSOE for maintenance and support services is determined at the customer level based on the price charged for subsequent year renewals. Installation and other consulting service revenues are recognized when performed. VSOE for installation and other consulting services is based on the price charged when similar services are sold separately.

In the absence of a master purchasing agreement or signed contract, the Company uses either a purchase order or purchase order equivalent as evidence of an arrangement. Sales to resellers are usually evidenced by a master agreement governing the relationship together with purchase orders on a transaction-by-transaction basis. Sales to OEM’s are usually evidenced by a master agreement governing the relationship together with a shipping report on a transaction-by-transaction basis.

The majority of our sales transactions are completed using standard terms and conditions; however, there are agreements that contain non-standard terms and conditions. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, and if so, how the price should be allocated among the deliverable elements and when to recognize the revenue for each element. Changes in the allocation of the sales price among deliverable elements might impact the timing of revenue recognition, but would not change the total revenue recognized for the transaction.

Stratus records deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.

Inventory-Related Provisions

We state our inventories at the lower of cost (first-in, first-out) or market. We periodically review our inventory for obsolescence and declines in market value below cost and write-down our inventory for any such declines. We consider recent historic usage and future demand in estimating the realizable value of our inventory. Possible changes in these estimates could result in downward revisions to the valuation of inventory, which would be included in cost of revenue for the period in which the revision is identified. As we continue to migrate our server offerings to industry standard components we may need to revise the estimated useful life of certain component parts.

Valuation of Long-Lived and Intangible Assets and Goodwill

We assess the carrying value of identifiable intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review, include the following:

•	significant underperformance relative to expected historical or projected future results;

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When we determine that the carrying value of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we review and measure any impairment based on the fair value of the asset. Fair value is primarily determined using a discounted cash flow methodology. While we believe that our assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future.

Deferred Taxes and Tax Liability

We currently have significant deferred tax assets resulting from net operating loss carryforwards, and deductible temporary differences, which may reduce taxable income in future periods. Based on our review of several significant developments (including cumulative losses, the continuing market decline, uncertainty and lack of visibility in the technology market as a whole), we have determined that a valuation allowance is required since it is more likely that a portion of a deferred tax asset will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. We have not provided a valuation allowance on net deferred tax assets in certain jurisdictions due to their historical and projected profitability. As of May 29, 2005 and February 27, 2005, our net deferred tax assets were approximately $2.9 million and $3.0 million, net of total valuation allowances of $26.6 million, respectively.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. Significant judgment is required in evaluating our tax positions and determining our income tax expense. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on the Company’s estimate of whether, and the extent to which, additional taxes will be due. These reserves are established when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and may not be sustained on review by tax authorities. These reserves are adjusted in light of changing facts and circumstances. Our income tax expense includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. The Company is currently undergoing a routine tax examination of the income tax return’s of a subsidiary in a foreign jurisdiction. The outcome of this examination cannot be determined at this time since fieldwork is still underway. The Company anticipates that the examination may be completed during fiscal 2006. Unfavorable settlement of any particular issue would require the use of cash. Favorable resolution would result in a reduction of the Company’s effective tax rate in the quarter of resolution. Any additional impact of the Company’s liability for income taxes cannot presently be determined; however the Company believes its accrued income tax liabilities are adequate.

Business Restructuring

During fiscal 2005, 2004 and 2003, we recorded significant charges in connection with the 2005, the 2004 and the 2003 Restructuring Programs. The related reserves reflect many estimates, including those related to termination benefits and settlements of contractual obligations. We review the reserve requirements to complete each restructuring periodically throughout the year. Actual experience has been and may continue to be different from these estimates. For example, we revised our estimates for certain fiscal 2002 restructuring plans during fiscal 2003, which resulted in a net credit of $0.3 million. As of May 29, 2005 and February 27, 2005, liabilities associated with our restructuring program were $5.1 million and $10.3 million, respectively.

Stock Plans

The Company’s capitalization includes authorization for the issuance of stock options for the purchase of shares of the Parent’s ordinary stock to employees, management, directors, or consultants of its direct and indirect subsidiaries under the Stratus Technologies, Inc. (“Stratus Inc.”) Stock Incentive Plan. Stratus Inc. is a wholly-owned subsidiary of the Company. The Company accounts for stock-based compensation granted to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the fair market value of the Parent’s stock at the date of grant over the exercise price. The fair value of options granted to employees is disclosed in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. The Company records stock-based compensation issued to non-employees using the fair value method prescribed by SFAS No. 123.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Our stock option program is a broad-based, long-term retention program that is intended to attract and retain talented employees and align stockholder and employee interests. Our 1999 Stratus Technologies, Inc. Stock Incentive Plan is the plan under which our options are granted. This plan provides broad discretion to our board of directors to create appropriate equity incentives for our employees as well as members of our board of directors. Substantially all of our employees participate in our stock option program. In addition, many employees terminated under the 2005, 2004 and 2003 Restructuring Programs retained the vested portion of their stock option awards, for a period not to exceed the contractual expiration of the options.

As our Parent’s stock is not listed on an exchange, the determination of fair market value is based on management’s assessment as determined by an independent valuation analysis and approved by Stratus SA’s Board of Directors. Management’s assessment utilizes a number of common valuation techniques. The accounting for the Company’s stock option program and related stock-based compensation charges is impacted by this fair market value determination. The statutory minimum value for the purchase of Stratus SA’s shares, in compliance with Luxembourg requirements for “societes anonymes” (SA) companies, is U.S. $1.50 per share.

Embedded Derivatives

The Company does not hold or issue derivative instruments for trading purposes. However, the Company’s New Senior Notes due December 1, 2008 contain embedded derivatives that require separate valuation from the New Senior Notes. The Company recognizes the derivatives as liabilities in the consolidated balance sheet and measures the derivatives at their estimated fair value, which is determined by a third party valuation. Changes in the estimated fair value of the derivative are recorded through other income in the period of change. The initial bifurcation of the embedded derivatives from the New Senior Notes, at their effective date, resulted in a difference between the estimated fair value and the face value of the New Senior Notes. This difference is recorded as a debt discount and will be amortized to interest expense over the life of the debt. Valuing the embedded derivatives involves significant estimates and judgments, including assessing the likelihood of an Initial Public Offering or a Change in Control of the Company. The valuation is also significantly impacted by the price at which our New Senior Notes are trading. Accordingly, changes in assumptions or volatility in the price that our bonds trade at could have a material impact on the value of the derivatives and the income statement.

Results of Operations

The most important drivers of our results of operations are the successful acceptance of our product lines in the intensely competitive high-availability server market and our ability to meet the rapidly changing demands of our customers through continued evolution of our product and service offerings. We believe that the combination of our ftServer systems and our commitment to maintaining the longevity of our Continuum systems, both in the field and the associated customer service bases, has enhanced our ability to be competitive in this market. We plan to continue to focus on our value proposition of providing the highest levels of continuous availability, operational simplicity and compelling financial advantage versus the alternatives of our competitors.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

The following tables summarizes our results of operations for the fiscal three-month periods ended May 29, 2005 and May 30, 2004, and is used for the purpose of calculating changes from prior year to current year in the Management’s Discussion and Analysis of Financial Condition and Results of Operations. Immaterial differences to the Consolidated Statements of Operations are due to rounding.

Results of operations for the periods ended May 29, 2005 and May 30, 2004 (unaudited)

	May 29, 2005	May 30, 2004	$ Change	% Change
	(dollars in millions, except percentages)
Revenue
Product revenue	$26.4	$27.9	(1.5)	-5.4%
Service revenue	38.9	39.6	(0.7)	-1.8%

Total revenue	65.3	67.5	(2.2)	-3.3%
Product cost of revenue	15.2	18.0	(2.8)	-15.6%
Service cost of revenue	16.1	16.9	(0.8)	-4.7%
Amortization of intangibles	0.5	0.5	—	0.0%

Total cost of revenue	31.8	35.4	(3.6)	-10.2%

Gross profit	33.5	32.1	1.4	4.4%

Research and development	10.1	12.6	(2.5)	-19.8%
Sales, marketing, general and administrative	15.4	15.7	(0.3)	-1.9%
Amortization of intangibles	1.2	1.2	—	0.0%
Restructuring and asset impairment charges	0.4	—	0.4

Total operating expenses	27.1	29.5	(2.4)	-8.1%

Profit from operations	6.4	2.6	3.8	146.2%
Interest income	0.1	—	0.1
Interest expense	(5.7)	(5.3)	(0.4)	7.5%
Other income (expense), net	(1.8)	(0.9)	(0.9)	100.0%

Loss before income taxes	(1.0)	(3.6)	2.6	72.2%
Provision for income taxes	0.6	0.5	0.1	20.0%

Net loss	$(1.6)	$(4.1)	$2.5	61.0%

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Three months ended May 29, 2005 Compared to Three months ended May 30, 2004

Total revenue for the three months ended May 29, 2005 of $65.3 million decreased by $2.2 million or 3.3% in comparison to the same period in fiscal 2005.

	Three months ended		$ Change	% Change
	May 29, 2005	May 30, 2004
	(dollars in millions, except percentages)
Product revenue	$26.4	$27.9	$(1.5)	-5.4%
Service revenue	38.9	39.6	(0.7)	-1.8%

Total revenue	$65.3	$67.5	$(2.2)	-3.3%

Product Revenue

Product revenue for the first three months ended fiscal 2006 decreased by 5.4% to $26.4 million from $27.9 million for fiscal 2005. Partially offsetting this decrease was $0.8 million related to favorable foreign exchange rate movement.

The decrease in product revenue was mainly attributable to decreases in the unit sales of our Continuum product line due to the continued acceptance of V-Series which was introduced in the second quarter of fiscal 2005. Continuum product revenue decreased in the first quarter of fiscal 2006, in comparison to the same period last year, a 35.8% decrease to $9.7 million from $15.1 million. Our Continuum products are now sold exclusively into our installed customer base. Given this limited market potential and the continued acceptance of the V-Series by our Continuum installed base, we expect the revenue from our Continuum product line to continue to decline over time. ftServer revenue increased 30.5% in comparison to the same period last year, to $16.7 million from $12.8 million.

Service Revenue

Service revenue for the first three months ended fiscal 2006 decreased by 1.8% to $38.9 million from $39.6 million for fiscal 2005. The decrease was primarily due to a $2.1 million net erosion and transition in the Continuum system customer base. This decrease was offset by the favorable impact of foreign exchange rate movement of $1.0 million and a $0.4 million increase in our professional services business.

Gross Profit

Gross profit for the first three months ended fiscal 2006 increased by 4.4% to $33.5 million from $32.1 million for the same period in fiscal 2005. Gross profit margin for those time periods increased to 51.3% from 47.6%.

Product gross profit for the first three months ended fiscal 2006 increased by 12.6% to $10.7 million from $9.5 million for the same period in fiscal 2005. Product gross profit margin for those time periods increased to 40.5% from 34.1% mainly as a result of a greater mix of higher margin V-Series sales. Included in this increase was a favorable foreign exchange impact of $0.8 million.

Service gross profit for first three months ended fiscal 2006 increased by 0.9% to $22.8 million from $22.6 million for the same period in fiscal 2005. Service gross profit margin for those time periods increased to 58.6% from 57.1% mainly as a result of a favorable foreign exchange impact of $0.5 million and lower service costs due to the 2005 Restructuring.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Research and Development

Research and development expenses for the first three months ended fiscal 2006 decreased by 20.5% to $10.1 million from $12.7 million for the same period in fiscal 2005. Research and development expenses as a percentage of total revenue decreased for the first three months ended fiscal 2006 to 15.5% from 18.8% for the same period in fiscal 2005. The decreases are a result of payroll savings realized from the 2005 Restructuring, partially offset by merit salary increases and funding fiscal 2006 variable compensation programs in comparison to the same period in fiscal 2005.

We incurred research and development expenses primarily in connection with design and engineering work on third-generation ftServer system technology, development of Linux-based systems and the porting of our proprietary operating system, VOS, onto our current ftServer system architecture, the ftServer V-Series product, which reached technological feasibility in the April of fiscal 2005 and was made generally available for sale in August of fiscal 2005. As a result of reaching technological feasibility on the porting of VOS to our ftServer platform, we capitalized $0.4 million in related software development costs in the first three months of fiscal 2005 compared to no capitalization of costs in fiscal 2006.

Sales, Marketing, General and Administrative Expenses

Sales, marketing, general and administrative expenses for the first three months ended fiscal 2006 decreased by 1.9% to $15.4 million from $15.7 million for the same period in fiscal 2005. The expenses decreased as a result of payroll savings realized from the 2005 Restructuring partially offset by unfavorable foreign exchange rate movement of $0.2 million, salary merit increases, variable compensation and other expenses in comparison to the same period in fiscal 2005. Sales, marketing, general and administrative expenses as a percentage of total revenue increased for the first three months ended fiscal 2006 to 23.6% from 23.3% for the same period in fiscal 2005.

Restructuring Charges

On January 19, 2005, the Company announced a world-wide restructuring program as described in Note 6 of the Notes to Condensed Consolidated Financial Statements. The Company recorded an additional charge of $0.3 million related to severance and fringe benefits and a charge of $0.3 million related to lease termination and legal expenses for the first quarter of fiscal 2006, partially offset by a $(0.2) adjustment, primarily related to its estimates of severance related costs at certain foreign subsidiaries. The Company expects to complete its restructuring program by the end of fiscal 2006.

Profit from Operations

Profit from operations for the first three months ended fiscal 2006 increased by $3.8 million to $6.4 million from $2.6 million for fiscal 2005. Operating margin for those time periods increased to 9.8% from 3.8%. The operating profit increased in the first quarter of fiscal 2006 in comparison to the same period in the prior year primarily as a result of increases in product and service margins including a favorable foreign exchange impact of $1.1 million and decreased operating expenses of $2.5 million, primarily due to payroll savings realized from the 2005 Restructuring as discussed above.

Interest Income (Expense), Net, and Other Income (Expense), Net

Interest expense, net for the first three months ended fiscal 2006 increased by $0.3 million to $5.6 million from $5.3 million for the same period in fiscal 2005. The primary reason for the increase was in the first quarter of fiscal 2006 interest expense related to certain redemption and change of control features in our New Senior Notes, which have been determined to be embedded derivatives, pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, was $0.4 million arising from the amortization of the debt discount, with no impact in the same period in fiscal 2005. In the first quarter of fiscal 2006 amortization of deferred financing fees was $0.6 million compared to $0.5 million for the same period in fiscal 2005.

Other expense, net for the first three months ended fiscal 2006 increased by $0.9 million to $1.8 million from an expense of $0.9 million for the same period in fiscal 2005. The primary reason for the increase was the result of a $1.1 million expense related to the change in fair value of embedded derivative related to the New Senior Notes discussed above, offset by a $0.6 million unfavorable foreign exchange impact in the first quarter of fiscal 2006 in comparison to a $0.8 million unfavorable foreign exchange impact during the same period in fiscal 2005.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Income Taxes

Income taxes for the first three months ended fiscal 2006 increased by $0.1 million to $0.6 million from $0.5 million for the same period in fiscal 2005. The effective tax rate was 60.7% in the first quarter of fiscal 2006 compared to 15.0% in fiscal 2005. In the first three months of fiscal 2006 and the same period in fiscal 2005, the effective tax rate was higher than the statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not benefiting from taxable losses realized in the U.S. and certain other foreign jurisdictions.

Liquidity and Capital Resources

Our cash and cash equivalents for the first three months of fiscal 2006 decreased $7.4 million compared to an increase of $4.5 million for the same period of fiscal 2005. This decrease year over year was primarily related to a decrease of $4.4 million in net cash provided by operations, a $0.3 million reduction in net cash used in investing activities, and a $7.9 million increase in net cash used in financing activities. The net decrease in cash provided by operations was primarily a result of payments related to the January 2005 Restructuring. The net increase in cash used in financing activities is primarily a result of the payment of the Lucent Note on April 29, 2005 for $9.5 million. We hold our cash and cash equivalents predominantly in U.S. dollars, Euro, Japanese yen and British pound sterling.

Net cash used in investing activities in the first three months of fiscal 2006 decreased to $2.4 million, compared to $2.7 million for the same period in fiscal 2005. Cash used in investing activities in the first three months of fiscal 2006 was primarily the result of a $0.2 million increase in the purchasing of property and equipment to $2.4 million in comparison to $2.2 million for the same period in fiscal 2005 along with a decrease in capitalized software development costs of $0.4 million in the first three months of fiscal 2006 related to the achievement of technological feasibility of our VOS on ftServer project in the first three months of fiscal 2005.

Net cash used in financing activities increased to $9.9 million in the first three months of fiscal 2006, compared to net cash used in financing activities of $2.0 million in fiscal 2005. This was primarily a result of the payment of the $9.5 million Lucent Note on April 29, 2005 offset by both the elimination of the cash overdraft of $0.8 million and $0.8 million related to the payment of deferred financing fees.

Based on our current forecast, management estimates that the cash and cash equivalents at May 29, 2005, together with our available credit facilities and cash flow from operations will be sufficient to satisfy our future working capital needs, capital expenditures, research and development and debt service requirements for at least the next twelve months. To the extent we experience revenue shortfalls over the next twelve months; we believe we can reduce certain discretionary spending to ensure there are sufficient cash balances and to remain in compliance with the debt covenants associated with our current debt facility. We may incur additional indebtedness from time to time as required to finance working capital needs.

A summary of the Company’s contractual obligations and commitments is included in the Company’s Annual Report on Form 20-F for the year ended February 27, 2005. In addition, during the first fiscal quarter of 2006, the Company, as described in Note 9 of the Notes to Condensed Consolidated Financial Statements, entered into an agreement with Telemed Technology Ltd. representing a commitment of approximately $6.1 million. The Company reviewed its contractual obligations and commitments as of May 29, 2005 and determined there were no other significant changes.

Recent Pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 151, Inventory Costs, an Amendment of ARB No.43, Chapter 4 (“SFAS No. 151”). SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and specifies the accounting for the allocation of fixed production overhead costs. SFAS No. 151 is effective for the Company beginning on February 27, 2006. The Company does not expect the adoption of SFAS No. 151 to have a material impact on its financial position or results of operations.

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS No. 123(R) specifies that companies must use an option-pricing model to estimate fair value, although it does not specifically require the use of a particular model. Under SFAS No. 123(R), the pro forma disclosure will no longer be available to companies as an alternative to financial statement recognition. Nonpublic

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

companies, including Stratus S.à.r.l., will be required to adopt the new statement at the beginning of the first annual period after December 15, 2005 and therefore it will be effective for the Company in Fiscal Year 2007 (beginning on February 27, 2006). As a nonpublic company, the Company intends to apply a prospective transaction method under SFAS No. 123(R), continuing to account for any portion of awards that have not been vested by the date that SFAS No. 123(R) is adopted using accounting principles originally applied to these awards. Accordingly, under the prospective method SFAS No. 123(R) would be applied only to new awards and to awards modified, repurchased or cancelled after the effective date. The Company, which currently accounts for its stock-based compensation under APB 25 and discloses the pro forma effect of the fair value recognition provisions of Statement 123, anticipates that the adoption of SFAS No. 123(R) will have an impact on its results of operations.

In December 2004, the FASB issued FASB Statement No. 153, Exchange of Nonmonetary Assets, an Amendment of APB Opinion No. 29, Accounting for NonmonetaryTransactions (“SFAS No. 153”). SFAS No. 153 is based on the principle that exchange of nonmonetary assets should be measured based on the fair market value of the assets exchanged. SFAS No. 153 eliminates the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for the Company beginning on February 27, 2006. The Company is currently evaluating the provisions of SFAS No. 153 and does not believe that its adoption will have a material impact on its financial position or results of operations.

The FASB has issued two FASB Staff Positions (“FSP”) that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 (“AJCA”) that was signed into law on October 22, 2004. The AJCA allows for temporary dividend deductions equal to 85% of cash dividends received during the tax year from controlled corporations and invested in the United States. The result of this legislation could affect how companies report their deferred tax balances. The first FSP (FSP 109-1) concludes that the tax relief from this legislation should be accounted for as a “special deduction” instead of a tax rate reduction. The second FSP (FSP 109-2) gives a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109, Accounting for Income Taxes. The Company has not yet completed its evaluation of the provisions of the AJCA. The Company does not expect the repatriation of foreign earnings to have a material effect on the Company’s consolidated financial statements. The Company has no current plans to utilize the repatriation provision available under the AJCA at this time.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Item 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Information

In the ordinary course of business, our exposure to market risks is limited and is described below. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rate and foreign currency exchange rates. Our business and results of operations are from time to time affected by changes in exchange rates, particularly between the U.S. dollar, on the one hand, and the Euro, the Japanese yen and the British pound sterling, on the other. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure. In general, appreciation of the U.S. dollar relative to another currency has an adverse effect on our revenue and operating profit, while depreciation of the U.S. dollar has a positive effect.

Quantitative Information

During the first three months of fiscal 2006, the three-month average rate of the U.S. dollar appreciated approximately 0.4% against the Euro, 0.2% against the British pound sterling and 0.5% against the Japanese yen. During the first three months of fiscal 2005, the U.S. dollar appreciated approximately 3.4% against the Euro, approximately 2.9% against the British pound sterling and 0.5% against the Japanese yen.

The change in value of the U.S. dollar against the Euro, Yen and the British pound sterling had a slightly negative impact on our results of operations in the three-month period ending May 29, 2005 and the same three-month period of fiscal 2005.

Continued strengthening of the U.S. dollar, if prolonged against currencies in which we have revenue, particularly the Euro and Japanese yen, would have a negative impact on our revenue expressed in U.S. dollars. Conversely, weakening of the U.S. dollar, if prolonged against currencies in which we have revenue, would have a positive impact on our revenue expressed in U.S. dollars. In addition to the impact of exchange rate fluctuations on our results of operations discussed above, our balance sheet is also affected by the translation into U.S. dollars for financial reporting purposes of the shareholder’s equity of our foreign subsidiaries that are denominated in currencies other than the U.S. dollar. In general, this translation increases our shareholders’ equity when the U.S. dollar depreciates, and affects shareholders’ equity adversely when the U.S. dollar appreciates against the relevant other currencies (period-end rate to previous period-end rate).

We enter into forward foreign exchange contracts to reduce our exposure to foreign currency risks associated with our intercompany and net asset positions. The maturities of foreign exchange contracts generally do not exceed six months. Foreign currency transaction gains and losses, which are included in other income (expense), net of unrealized and realized gains and losses on forward foreign exchange contracts, were a net loss of $0.6 million and a net loss of $0.8 million during the three-month period of fiscal 2006 and fiscal 2005 respectively. We do not hold or issue financial instruments for trading purposes. As of May 29, 2005 and February 27, 2005, we had approximately $7.8 million and $8.1 million, respectively, of net forward foreign exchange contracts outstanding, predominantly in European currencies and Japanese yen.

Item 4.	CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures. Our disclosure controls and procedures were not yet effective as described in Item 15(a) of our Annual Report for the fiscal year ended February 27, 2005. Our management, with the participation of our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), and Chief Accounting Officer (“CAO”), evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of May 29, 2005. In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applied its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our CEO, CFO and CAO concluded that, while we have taken and are continuing to take measures to correct our disclosure controls and procedures, we do not believe that as of May 29, 2005, our disclosure controls and procedures were effective.

(b)	Changes in Internal Controls. The Company continued to make improvements to its internal controls over financial reporting during the first fiscal quarter of 2006. These improvements are intended to correct the material internal control weaknesses related to our financial reporting closing process and revenue recognition controls. We believe that additional time will be required for the full impact of these actions to take effect.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

PART II. OTHER INFORMATION

Item 1.	LEGAL PROCEEDINGS

We are currently not involved, nor have we during the period covered by this quarterly report been involved in any litigation or arbitration proceedings that have, or in the period covered by this quarterly report, have had, a significant effect on our consolidated financial position, results of operation or cash flow.

Item 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Not applicable

Item 3.	DEFAULTS UPON SENIOR SECURITIES

Not applicable

Item 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At a ordinary shareholder meeting held on February 25, 2005 in Luxembourg, the sole shareholder of the Company, Stratus Technologies Group, S.A., voted all of its 2,400,501 shares in favor of approving the Company’s annual accounts of fiscal year 2004, ended February 29, 2004 and approving the managers report with respect to the Company’s fiscal year 2004 annual accounts.

Item 5.	OTHER INFORMATION

Not Applicable

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

ITEM 6.	EXHIBITS AND REPORTS

The Exhibits to this Report are as follows:

3	*Articles of Association of Stratus Technologies International, S.à r.l., as amended

4(a)	*Indenture, dated as of November 18, 2003, between Stratus Technologies, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee

4(b)	*Form of Exchange Note, issued pursuant to Indenture, dated as of November 18, 2003, between Stratus Technologies, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee (filed herewith as Exhibit 4(a))

10(a)	*Registration Rights Agreement, dated as of November 18, 2003, between Stratus Technologies, Inc. and the guarantors party thereto, on the one hand, and Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Fleet Securities, Inc., on the other

10(b)	*Purchase Agreement, dated as of November 6, 2003, between Stratus Technologies, Inc. and the guarantors party thereto, on the one hand, and Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Fleet Securities, Inc., on the other

10(c)	*Revolving Credit Agreement, dated as of November 18, 2003, between Stratus Technologies International S.à r.l., Stratus Technologies, Inc., JPMorgan Chase Bank, as administrative agent, and the other lenders and agents party thereto.

10(d)	*Collateral Agreement, dated as of November 18, 2003, executed by Stratus Technologies International S.à r.l., Stratus Equity S.à r.l., SRA Technologies Cyprus, Ltd., Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Limited, Stratus Research & Development Ltd., Cemprus Technologies, Inc., Cemprus LLC and Stratus Technologies, Inc. in favor of JPMorgan Chase Bank, as administrative agent.

10(e)	*Parent Guarantee, dated as of November 18, 2003, executed by Stratus Technologies Group, S.A., Stratus Technologies International S.à r.l., Stratus Equity S.à r.l., SRA Technologies Cyprus, Ltd., Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Limited, Stratus Research & Development Ltd., in favor of JPMorgan Chase Bank, as administrative agent.

10(f)	*Subsidiary Guarantee, dated as of November 18, 2003, executed by Cemprus Technologies, Inc. and Cemprus LLC in favor of JPMorgan Chase Bank, as administrative agent.

10(g)	*Amended and Restated Stockholders Agreement, dated as of May 23, 2003, between Stratus Technologies Group, S.A., Investcorp Stratus Limited Partnership, Stratus Holdings Limited, New Stratus Investments Limited, Intel Atlantic, Inc., Intel Capital Corp., MidOcean Capital Partners Europe L.P. (f/k/a DB Capital Partners Europe, L.P.) and certain management stockholders party thereto.

10(h)	*Stratus Technologies, Inc. Stock Incentive Plan, Restatement No. 3, February 27, 2003

10(i)	*Form of Employee Stock Option Agreement, as amended

10(j)	*Form of Management Stock Option Agreement, as amended

10(k)	*Assignment and Assumption Agreement, dated as of February 1999, between Stratus Computer, Inc. and Stratus Computer (DE), Inc.

10(l)	*# Manufacturing Services and Product Supply Agreement between Benchmark Electronics, Inc., a Texas corporation, BEI Electronics Ireland Limited, a private unlimited company organized under the laws of the Republic of Ireland and Stratus Technologies Ireland Limited dated February 27, 2002.

10(m)	*# Microsoft License Agreement for Server Operating System Products between Microsoft Licensing, Inc. and Stratus Technologies, Inc. effective March 1, 2003.

10(n)	*# Letter of Assignment dated April 9, 2002 from Hewlett-Packard Company.

10(o)	*# Manufacturing Agreement, dated as of April 14, 2000, effective as of June 16, 1999, and First Amendment dated April 30, 2002, between Solectron South Carolina, a South Carolina corporation, and Stratus Technologies Ireland Ltd.

10(p)	* Promissory Note in the amount of $9,450,000 dated April 30, 2002, from Cemprus, LLC (f/n/a DNCP Solution LLC), in favor of Lucent Technologies, Inc.

10(q)	**# Amendment to the Microsoft License Agreement for Server Operating System Products between Microsoft Licensing, GP and Stratus Technologies, Inc. dated March 1, 2004.

10(r)	***# Microsoft License Agreement for Server Operating System Products between Microsoft Licensing, GP and Stratus Technologies, Inc., effective August 1, 2004, as amended by Amendment No. 1 dated August 18, 2004 and Amendment No. 2 dated September 9, 2004.

10(s)	***Waiver dated October 15, 2004 to the Revolving Credit Agreement dated November 18, 2003 among Stratus Technologies, Inc., Stratus Technologies International S.à r.l., the several lenders from time to time parties thereto and JPMorgan Chase Bank.

10(t)	***# Second Amendment to the Manufacturing Agreement for Build-To-Print Systems by and between Solectron South Carolina and Stratus Technologies Ireland Limited dated October 13, 2004.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

31.1	Certification of Principal Executive Officer pursuant to Rule 15d-14(a)

31.2	Certification of Principal Financial Officer pursuant to 15d-14(a)

32.1	Certifications pursuant to 18 U.S.C. 1350

*	Previously filed with the Registration Statement on Form F-4, No. 333-112764, as filed with the Securities and Exchange Commission on February 12, 2004.

**	Previously filed with Amendment 3 to the Registration Statement on Form F-4, No. 333-112764, as filed with the Securities and Exchange Commission on July 1, 2004.

#	Confidential treatment was requested for portions of these exhibits. Omitted material was filed separately with the Securities and Exchange Commission.

***	Previously filed with the quarterly report on Form 6-K, as filed with the Securities and Exchange Commission on March 15, 2005.

Exhibit 31.1

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Certifications

I, David J. Laurello, certify that:

1. I have reviewed this quarterly report for the first quarter of fiscal year 2006 on Form 6-K of Stratus Technologies International S. à r.l.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: July 11, 2005

/s/ DAVID J. LAURELLO
Chief Executive Officer

Exhibit 31.2

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Certifications

I, Robert C. Laufer, certify that:

1. I have reviewed this quarterly report for the first quarter of fiscal year 2006 on Form 6-K of Stratus Technologies International S. à r.l.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: July 11, 2005

/s/ ROBERT C. LAUFER
Chief Financial Officer

Exhibit 32

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

CERTIFICATIONS PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

In connection with the quarterly report for the first quarter of fiscal year 2006 on Form 6-K (the “Report”) of Stratus Technologies International S.à. r.l. (the “Company”), as filed with the Securities and Exchange Commission, David J. Laurello, Chief Executive Officer of the Company and Robert C. Laufer, Chief Financial Officer of the Company, respectively, do each hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/S/ DAVID J. LAURELLO
Name:	David J. Laurello
Title:	Chief Executive Officer

Date: July 11, 2005

/S/ ROBERT C. LAUFER
Name:	Robert C. Laufer
Title:	Chief Financial Officer

Date: July 11, 2005